Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 3 DATED SEPTEMBER 27, 2022
TO THE PROSPECTUS DATED JULY 26, 2022

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated July 26, 2022 as supplemented by supplement no. 1 dated August 15, 2022 and supplement no. 2 dated September 16, 2022. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition of Cottonwood Multifamily Opportunity Fund, Inc. (“CMOF”) and its operating partnership.

Acquisition of Cottonwood Multifamily Opportunity Fund, Inc.

On July 8, 2022, CMOF, Cottonwood Multifamily Opportunity O.P., LP (“CMOF OP”), CMOF’s operating partnership, us, CROP, and CC GP Subsidiary, our wholly owned subsidiary (“Merger Sub”), entered into an Agreement and Plan of Merger (the “CMOF Merger Agreement”) pursuant to which we would acquire CMOF and CMOF OP through a stock-for-stock and unit-for-unit transaction. Following the approval of the CMOF stockholders on September 26, 2022, on September 27, 2022, upon the terms and subject to the conditions of the CMOF Merger Agreement, (i) CMOF merged with and into Merger Sub, with Merger Sub surviving as a direct, wholly owned subsidiary of us (the “Company Merger”) and (ii) CMOF OP merged with and into CROP, with CROP surviving (the “Partnership Merger” and, together with the Company Merger, the “Merger”). At such time, in accordance with the Maryland General Corporation Law, the Maryland Limited Liability Company Act and the Delaware Revised Uniform Limited Partnership Act, as applicable, the separate existences of CMOF and CMOF OP ceased.

At the effective time of the Company Merger, each issued and outstanding share of CMOF’s common stock, $0.01 par value per share (“CMOF Common Stock”), was converted into 0.8669 shares of our Class A common stock, $0.01 par value per share. Shares of CMOF Common Stock held as of immediately prior to the effective time of the Company Merger by us, any of our wholly owned subsidiaries, or any wholly owned subsidiary of CMOF were automatically canceled in connection with the Company Merger without receiving payment.

At the effective time of the Partnership Merger, each outstanding common unit of partnership interests in CMOF OP (“CMOF OP Partnership Unit”) were converted into 0.8669 common units of partnership interest in CROP (“CROP Common Units”). CMOF OP Partnership Units held as of immediately prior to the effective time of the Partnership Merger by us, any of our wholly owned subsidiaries, CMOF, or any wholly owned subsidiary of CMOF were canceled in connection with the Partnership Merger without receiving payment.

As disclosed in the prospectus, CROP is a joint venture partner with CMOF in all three of CMOF’s investments: Park Avenue (development project), Cottonwood on Broadway (development project) and Block C (land held for development). Following the Merger, we acquired CMOF’s interest in these joint ventures increasing our percentage ownership interest in the joint ventures as of September 27, 2022 as follows: Park Avenue, 100.0%, Cottonwood on Broadway, 100.0% and Block C, approximately 79.0%. The remaining interest in the joint ventures is held by some of our officers and affiliated directors either directly or indirectly. Additional information about Park Avenue, Cottonwood on Broadway and Block C is included in our prospectus as supplemented.

The Company Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.